February 8, 2019

VIA EDGAR & E-MAIL

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 18 and Amendment No. 18 on Form N-4

File Numbers: 333-185762 and 811-03859

Dear Mr. Orlic:

We are contacting you regarding Post-Effective Amendment No. 18 (the “Template filing”) filed on February 8, 2019 that will automatically become effective on April 9, 2019.

Revisions that will be made in the Template filing relating to the new optional guaranteed Living Benefit (GLB) features are substantially identical to revisions we intend to make in Depositor’s other variable annuity products registered on Form N-4 (“Replicate filings”).

Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the new GLB features in the Template filing for the Replicate filings.

Below are the file numbers for the Replicate filings to which we propose these substantially identical revisions:

Product Name	File Numbers	Filing Type	Issuing Life Company
Polaris Platinum III	333-185762 811-03859	485(b)	American General Life Insurance Company
Polaris Preferred Solution	333-185778 811-03859	485(b)	American General Life Insurance Company
Polaris Retirement Protector	333-185787 811-03859	485(b)	American General Life Insurance Company
Polaris Advisory	333-213338 811-03859	485(b)	American General Life Insurance Company

The Depositor and the Registrant undertake to make the following representations in support of this request:

•	The disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate filings.
•	The Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon.
•	The Replicate filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee